UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 19, 2002

Jeffrey Bagner
Fried, Frank, Harris, Shriver & Jacobson
One New York Plaza
New York, NY 10004-1980

Re: Community Health Systems, Inc.
Incoming letter dated January 10, 2002

Dear Mr. Bagner:

This is in response to your letter dated January 10, 2002 concerning the shareholder proposals submitted to Community Health Systems by Robert Allen. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Robert Allen
P.O. Box 113
Roswell, NM 88202

Fried, Frank, Harris, Shriver & Jacobson
One New York Plaza
New York, NY 10004-1980
Tel: 212.859.8000
Fax: 212.859.4000
www.ffhsj.com

Direct Line: 212.859.8136
Fax: 212.859.8586

January 10, 2002

FRIED
FRANK
HARRIS
SHRIVER &
JACOBSON

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Community Health Systems, Inc.: Omission of Stockholder Proposal

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Community Health Systems, Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This letter constitutes the Company's statement of reasons for exclusion of the stockholder proposals (the "Proposals") submitted by Robert Allen (the "Proponent") from the proxy statement and form of proxy (collectively, the "Proxy Materials") relating to the Company's 2002 Annual Meeting of Stockholders (the "Meeting"). The Proposals are contained in the Proponent's letter, dated November 17, 2001, to the Company (the "November 17 Letter"). A copy of the November 17 Letter is attached hereto as Exhibit A.

The Company submits this letter to respectfully request that the staff (the "Staff") of the Division of Corporation Finance advise the Company that it will not recommend any enforcement action to the U.S. Securities and Exchange Commission (the "Commission") if the Company omits the Proposals from the Proxy Materials.

In accordance with Rule 14a-(8)(j) of the Exchange Act, enclosed are five additional copies of this letter with exhibits. We have sent a copy of this letter with exhibits to the Proponent as formal notice of the Company's intention to exclude the Proposals from the Proxy Materials.

The Company presently intends to file the Proxy Materials with the Commission on or about April 5, 2002.

A Partnership
Including
Professional
Corporations

New York
Washington
Los Angeles
London
Paris

Summary

The Company believes that it may exclude the Proposals from the Proxy Materials for both procedural and substantive reasons. The Proposals may be excluded from the Proxy Materials for the following procedural reasons:

(I) The Proponent has not complied with certain eligibility requirements under Rule 14a-8(b) of the Exchange Act;

(II) The Proposals do not comply with Rule 14a-8(c) of the Exchange Act, because the Proposals constitute more than one proposal; and

(III) The Proposals do not comply with Rule 14a-(d) of the Exchange Act, because the Proposals contain more than 500 words.

The Company has notified the Proponent of the foregoing procedural deficiencies in accordance with Rule 14a-8(f) of the Exchange Act. However, the Proponent has not cured such deficiencies as of the date hereof and therefore not within the time required under this rule.

In addition, the Proposals may be excluded from the Proxy Materials for the following substantive reasons:

(I) The Proposals relate to personal grievances under Rule 14a-8(i)(4) of the Exchange Act;

(II) The Proposals deal with matters relating to the Company's ordinary business operations under Rule 14a-8(i)(7) of the Exchange Act; and

(III) The Proposals are not significantly related to the Company's business under Rule 14a-8(i)(5) of the Exchange Act.

Grounds for Exclusion

A. Procedural Grounds for Exclusion

The following three parts discuss the procedural reasons on which the Company may rely in order to exclude the Proposals from the Proxy Materials.

I. The Proposals may be omitted from the Proxy Materials, because the Proponent has not complied with certain eligibility requirements under Rule 14a-8(b) of the Exchange Act.

Rule 14a-8(b)(2) of the Exchange Act provides that if (a) the proponent is not the holder of record of the securities of the company and (b) the proponent has not filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting the proponent's ownership of the shares in the company as of or before the date that is one year before the date on which the proponent submits the proposal, then the proponent must satisfy the following two requirements in order to properly submit the proposal. First, the proponent must submit to the company a written statement from the record holder of the securities verifying that, at the time the proponent submitted the proposal, the proponent continuously held the securities for at least one year. Second, the proponent must include a written statement in which the proponent states that he intends to continue to hold the securities through the date of the annual meeting.

We are assuming that the Proponent is not a registered holder of his shares of the Company's common stock (the "Securities"), because he stated in the November 17 Letter that the Securities are "held in an Ameritrade account." Also, the proponent has not filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the Securities as of or before November 19, 2000, the date that is one year before the date on which the Proponent submitted the Proposals.

The Company has not received, either at the time of receiving the November 17 Letter or at any other time, any written statement from the Proponent's record holder stating that, at the time the Proponent submitted the Proposals, the Proponent continuously held the Securities for at least one year. In addition, the Company has not received, either at the time of receiving the November 17 Letter or at any other time, any written statement from the Proponent stating that he intends to continue to hold the Securities through the date of the Meeting.

Rule 14-a(8)(f) of the Exchange Act provides that if the proponent fails to comply with any of the procedural requirements, then the company may exclude the proposal from its proxy materials, but only after it has notified the proponent of the problem and the proponent has failed to adequately correct it. This rule also provides that the company's notice is proper if within 14 days of receiving the proposal, the company notifies the proponent in writing of the deficiency and the time frame for the proponent's response. The proponent is not deemed to have adequately corrected the deficiency unless the proponent's response is postmarked, or transmitted electronically, no later than 14 days from the date the proponent received the company's notification.

The Company has complied with these requirements. The Company sent to the Proponent a letter dated November 29, 2001 (the "November 29 Letter"), a copy of which is attached hereto as Exhibit B, in which the Proponent was notified of the foregoing deficiency (as well as the procedural deficiencies discussed in Parts II and III herein). Also, the November 29 Letter states, "[y]our response must be postmarked, or transmitted electronically, no later than 14 days from the date that you receive this letter." Thus, the November 29 Letter properly notified the Proponent of the time frame for the Proponent's response.

Despite the proper notification by the Company of this deficiency, the Company has not received any response that adequately corrects the deficiency described above. The Company acknowledges that the Company received from the Proponent the email message (the "Email"), dated December 4, 2001, a copy of which is attached hereto as Exhibit C.[1] However, the Email neither remedies the foregoing deficiency nor the deficiencies discussed in Parts II and II below. Finally, more than 14 days have passed since the Proponent received the November 29 Letter. Thus, the Proponent has failed to correct this procedural deficiency in accordance with Rule 14a-8 of the Exchange Act.

Therefore, the Proposals may be omitted from the Proxy Materials pursuant to Rules 14a-8(b) and 14a-8(f) of the Exchange Act.

II. The Proposals may be omitted from the Proxy Materials, because the Proposals do not comply with the one proposal requirement under Rule 14a-8(c) of the Exchange Act.

Rule 14a-8(c) of the Exchange Act provides that the proponent may submit no more than one proposal to the company for a particular stockholders' meeting. In evaluating submissions containing multiple proposals, the Staff has consistently taken the position that substantially distinct proposals may not be considered a single proposal for purposes of Rule 14a-8(c) of the Exchange Act. Doskocil Companies Incorporated (May 4, 1994); Delta Air lines, Inc. (July 9, 1993). Multiple proposals will be deemed to constitute a single proposal only when such proposals relate to one specific concept. In Citizens Corporation (April 4, 1997) ("Citizens"), the Staff determined that the proponent had exceeded the one proposal limitation set forth in Rule 14a-8(a)(4) [now Rule 14a-8(c)] of the Exchange Act where the proposal requested that the company study whether unlawful discrimination is practiced in its sale of group insurance programs and whether there is a pattern of boycott in the geographic representation of the company's agents. Thus, although both proposals in Citizens related to the general

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[1] The Company responded to the Email by sending to the Proponent an email message ("Email 2"), dated December 13, 2001, that reasserted the eligibility deficiencies with respect to the Proposals. Email 2 also stated that the Email does not constitute a response under Rule 14-a(8)(f)(1) of the Exchange Act. A copy of Email 2 is attached hereto as Exhibit D.

concept of socioeconomic discrimination, the Staff nonetheless concluded that such proposals did not relate to the same specific concept.

Similarly, the November 17 Letter contains two separate and distinct proposals, although the Proposals relate to the general concept of patient billing. The first proposal relates to providing more disclosure to patients of Eastern New Mexico Medical Center (the "Hospital"), one of the Company's 58 hospitals. This proposal incorporates two subtopics: (a) the participation of doctors on the Hospital's staff in insurance programs and (b) the affiliation of doctors with the Hospital. The second proposal relates to revising those Hospital billing practices that the Proponent believes are overly aggressive, such as "nuisance phone calls" by the Company's collection affiliate. Although these two matters may be viewed as generally relating to patient billing, these two matters do not relate to the same specific concept. In addition, the two subtopics within the first proposal could be viewed a constituting two separate proposals, in which case the number of proposals submitted by the Proponent would total three. Finally, the Proponent uses the term "proposals" in the November 17 Letter to describe these matters.

In accordance with Rule 14a-8(f) of the Exchange Act, the Company properly notified the Proponent of the foregoing deficiency in the November 29 Letter (as discussed in Part I herein). Despite the proper notification by the Company of this deficiency, the Company has not received any response that adequately corrects it. Part I of this letter has already explained that although the Company received the Email, the Email does not remedy the foregoing deficiency. Finally, more than 14 days have passed since the Proponent received the November 29 Letter. Thus, the Proponent has failed to correct this procedural deficiency in accordance with Rule 14a-8 of the Exchange Act.

Therefore, the Proposals may be omitted from the Proxy Materials pursuant to Rules 14a-8(c) and 14a-8(f) of the Exchange Act.

III. The Proposals may be omitted from the Proxy Materials, because the Proposals do not comply with the 500 word requirement under Rule 14a-8(d) of the Exchange Act.

Rule 14a-8(d) of the Exchange Act provides that the proposal, including any accompanying supporting statement, may not exceed 500 words. The Proposals clearly contain more than 500 words, because Section 6 of the November 17 Letter, the portion of the November 17 Letter than contains the Proposals, contains 607 words.

In accordance with Rule 14a-8f) of the Exchange Act, the Company properly notified the Proponent of the foregoing deficiency in the November 29 Letter (as discussed in Part I herein). Despite the proper notification by the Company of this deficiency, the Company has not received any response that adequately corrects it. Part I of this letter has already explained that although the Company received the Email, the Email does not remedy the foregoing deficiency. Finally, more than 14 days have passed since the Proponent received the November 29 Letter. Thus, the Proponent has failed to correct this procedural deficiency in accordance with Rule 14a-8 of the Exchange Act.

Therefore, the Proposals may be omitted from the Proxy Materials pursuant to Rules 14a-8(d) and 14a-8(f) of the Exchange Act.

* * *

For the foregoing reasons, the Proposals are excludable from the Proxy Materials on procedural grounds pursuant to Rules 14a-8(b), 14a-8(c), 14a-8(d), and 14-a(8)(f) of the Exchange Act.

B. Substantive Grounds for Exclusion

The following three parts discuss the substantive reasons on which the Company may rely in order to exclude the Proposals from the Proxy Materials.

I. The Proposals may be omitted from the Proxy Materials, because the Proposals relate to a personal claim or grievance against the Company under Rule 14a-8(i)(4) of the Exchange Act.

Rule 14a-8(i)(4) of the Exchange Act provides that if the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if they are designed to result in a benefit to the proponent, or to further a personal interest, which is not shared by the other shareholders at large, then the company may exclude the proposals from the proxy materials of the company. According to the Commission, the purpose of this rule is to ensure "that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not in the common interest of the company's shareholders generally." Release No. 34-20091 (August 16, 1983). Further, the Commission has stated that the cost and time involved in dealing with such abuses does a disservice to the interests of the company and its security holders at large. Release No. 34-19135 (October 14, 1982).

In addition, the Staff has consistently taken the position that the shareholder proposal process is not the appropriate venue for a shareholder to redress personal claims or grievances against a company or any another person. See Exxon Mobil Corporation (March 5, 2001) (granting no action request involving proposal designed to redress personal claim or grievance against company employee); Burlington Northern

Santa Fe Corporation (February 1, 2001) (granting no action request involving six proposals submitted by a family of shareholders intended to redress personal grievance against company). Moreover, in Exxon Corporation (January 29, 1999) ("Exxon"), the Commission recognized that Rule 14a-8(i)(4) of the Exchange Act may be used to exclude proposals submitted by persons seeking to further their interests as customers rather than stockholders.

Similar to the proponent in Exxon, the Proponent is submitting the Proposals that allegedly advance, and are designed to advance, his interest as a patient of the Hospital in a manner not shared with the Company's stockholders at large. This contention is supported by analyzing Section 6 of the November 17 Letter, the section in which the Proposals are contained. Such analysis reveals that the Proposals relate to the Proponent's interest as a patient of the Hospital. For example, in Section 6.a. of the November 17 Letter, the Proponent argues that the Hospital should "provide a list, or public information, of all physicians and medical practitioners associated with ENMMC [the Hospital] and indicate on that list which doctors are Medicare approved..." Furthermore, in Sections 6.d. and 6.e. of the November 17 Letter, the Proponent proposes to implement changes in the Hospital's billing practices that he feels unfairly harm patients of the Hospital. The Proposals are clearly intended to benefit, and if adopted would allegedly benefit, the patients of the Hospital in a manner not shared with the Company's stockholders at large.

Furthermore, the Proponent may be motivated by his own interests as a patient of the Hospital. In support of this point, the Company has informed us that the Proponent has previously complained to management and has submitted a significant amount of correspondence to the Company in which the Proponent complained about his own personal experiences with respect to the matters discussed in the Proposals. Furthermore, an analysis of the November 17 Letter reveals that the Proposals relate to interests that are personal to the Proponent. For example, in Section 6.c. of the November 17 Letter, the Proponent proposes "to abolish the practice of initiating radiation treatment on patients with one doctor (*radiologist*) who advises those patients that he is a salaried employee... (emphasis added)." The Proponent's reference to the specialty of the doctor indicates that the Proponent is attempting to redress a grievance that is personal to the Proponent. The specificity and detail of the Proposals further demonstrate this point. Therefore, although the Proposals, if adopted, would allegedly benefit the patients of the Hospital at large, the Proposals are clearly designed to redress specific personal grievances of the Proponent against the Company.

The implementation of the Proposals would allegedly benefit, and are designed to benefit, the Proponent in a manner not shared with the Company's stockholders at large. Therefore, the Proposals may be omitted from the Proxy Materials on the basis that they constitute a personal grievance under Rule 14a-8(i)(4) of the Exchange Act.

II. The Proposals may be omitted from the Proxy Materials, because the Proposals deal with matters relating to the Company's ordinary business operations under Rule 14a-8(i)(7) of the Exchange Act.

A proposal may be excluded from a company's proxy statement pursuant to Rule 14a-8(i)(7) of the Exchange Act if it "deals with a matter relating to the company's ordinary business operations." In Release No. 34-40018 (May 21, 1998) (the "1998 Release"), accompanying the Commission's 1998 Amendments to Rule 14a-8 of the Exchange Act, the Staff acknowledged that the general underlying policy of the ordinary business operations exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for stockholders to decide how to solve such problems at an annual meeting." The 1998 Release further states that the policy underlying the ordinary business exclusion under this rule rests on two central considerations. According to the 1998 Release, the first consideration involves determining whether the proposal relates to those "tasks [that] are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The 1998 Release further states that "decisions on production quality" is such a task, but that proposals "focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable." According to the 1998 Release, the second consideration involves determining whether "the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff has recognized that customer service matters, including the handling of customer complaints, are fundamental management responsibilities. The Staff has consistently concurred in the omission under Rule 14a-8(i)(7) of the Exchange Act of proposals suggesting various procedures to rectify complaints from customers. See General Electric Corporation (January 28, 1997) ("GE") (granting no action request involving a proposal to rescind annual fee on credit card, because the proposal is a customer complaint and thus relates to ordinary business operations); American Telephone and Telegraph Company (January 25, 1993) (granting no action request involving a proposal to initiate audit procedures to track customer correspondence to rectify lack of response by the company); BankAmerica Corporation (March 23, 1992) (granting no action request involving a proposal to establish a committee to deal with customers whose credit applications are rejected, because the proposal relates to ordinary business, i.e., credit policies and customer relations); The Goodyear Tire and Rubber Company (January 28, 1991) (granting no action request involving a proposal to establish a committee to study the handling of consumer and shareholder complaints); Transamerica Corporation (January 22, 1986) (granting no action request involving a proposal to appoint a special board committee to develop and promulgate a code of corporate conduct to cover employee, *customer*, government, community and stockholder relations, conflicts of interest and equal employment opportunity, because the proposal "... appears to deal with matters relating to the company's ordinary business operations (i.e., employee, shareholder and *customer relations*, and the evaluation of management conduct)" (emphasis added)); Atlantic Richfield Co. (January 11, 1982) (granting no action request involving a proposal to modify procedures for handling cancelled credit card accounts, because the proposal relates to ordinary business, i.e., company credit policies) and General Motors Corporation (February 13, 1979) (granting no action request involving a proposal to have the company establish a consumer relations department in order to rectify dealer disputes, because the proposal relates to the conduct of the company's ordinary business operations). This reasoning has also been applied by the Staff with respect to a shareholder proposal submitted to a healthcare company for the purpose of enhancing the quality of services rendered to its patients. In Columbia/HCA Corporation (March 2, 1998), a proposal to implement procedures to promote quality healthcare was excluded under Rule 14a-8(c)(7) [now 14a-8(i)(7)] of the Exchange Act.

The Proposals are analogous to the proposals described above in that each of the Proposals and the proposals described above involve matters concerning customer service. For example, the Proposals are analogous to the proposals submitted in GE as the Proposals constitute a collection of customer complaints. Whereas in GE the proposals are customer complaints involving the annual fee for the customer's credit card, the Proposals are customer complaints involving disclosure regarding healthcare costs and billing practices. The proposals in GE and the Proposals are similar not only in that they each relate to customer service, but they also each relate to complaints by customers regarding the payment for services rendered.

As further support to the contention that the Proposals relate to tasks that are fundamental management functions, the Proposals are analogous to a line of no-action letters in which the Staff has recommended no enforcement action on Rule 14a-8(i)(7) grounds in situations where the "ordinariness of the activity" proposed, compared to the registrant's overall business, was analogous to the ordinary, day-to-day operations of the Company's business. In AMR Corporation (April 2, 1987), the Staff concluded that a proposal relating to the nature and extent of review of the safety of that company's airline operations was a matter relating to its ordinary business operations. In CBS Inc. (February 24, 1989), the Staff concluded that a proposal relating to the nature, presentation and content of television and radio programming was a matter relating to ordinary business operations of that company's broadcasting business. In its supporting letter, the company stated that the content of its programming was the "very essence" of its ordinary day-to-day business. In Carolina Power & Light Company (March 8, 1990), the Staff also determined that a proposal relating to the specific and detailed data about the company's nuclear power plant operations, including regulatory compliance, safety, emissions and hazardous waste disposal and specific detailed cost information relating thereto, was a matter relating to ordinary business operations of that company's electric utility business.

By similar analogy, the subject matters of the Proposals relate to what is, for a company engaged in operating hospitals, the "very essence" of its ordinary, day-to-day operations. Decisions made by management of the Company regarding the complaints of patients in its hospitals are most definitely a part of the ordinary business operations of the Company. For a company engaged in operating hospitals, the establishment of policies and programs to improve the quality of its services in any of its hospitals is clearly an ordinary course of business operation.

In addition, the Proposals clearly do not focus on significant social policy issues such that the Proposals transcend day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote on them. Matters concerning day-to-day customer service issues, such as disclosure to patients and billing practices, are not significant social policy issues.

Finally, the Proposals involve customer service matters that involve discrete operational matters that require the judgment of experienced management and cannot be solved by the shareholders as a group. For the Company, customer service is a complex arena as the Company must manage such services with respect to 58 hospitals that offer a broad range of inpatient medical and surgical services, outpatient treatment and skilled nursing care. Such matters are properly within the purview of the management of the Company, which has the necessary capability and knowledge to evaluate them and take appropriate action. If the shareholders were to consider the Proposals, then such action would clearly be an act of 'micro-management.'

The quality of the service provided by the Company's healthcare operations is fundamental to the daily business operations of the Company. Furthermore, the matters to be addressed in the Proposals are inappropriate for decision at the shareholder level and are the type that Rule 14a-8(i)(7) of the Exchange Act was designed to omit. Therefore, the Proposals are excludable from the Proxy Materials under Rule 14a-8(i)(7) of the Exchange Act.

III. The Proposals may be omitted from the Proxy Materials, because the Proposals are not significantly related to the Company's business under Rule 14a-8(i)(5)of the Exchange Act.

Rule 14a-8(i)(5) of the Exchange Act allows a company to omit a proposal if the proposal relates to matters that are not significantly related to the company's business. Under this rule, a matter is significantly related to the company's business if it (a) relates to operations which account for less than five percent of the company's total assets, less than five percent of the company's net earnings, and less than five percent of the company's sales[2] or (b) is otherwise significantly related to the company's business. A proposal affecting operations with a significant level of sales (but below the bright-line economic thresholds) may be otherwise significantly related to the company's business if the proposal has ethical or social significance. *Lovenheim v. Iriquois Brands, Ltd.*, 618 F. Supp. 554, 558-561 (D.D.C. 1985).

Based on the Company's most recent fiscal year, the Proposals relate to operations which account for less than five percent of the Company's total assets, less than five percent of the Company's net earnings, and less than five percent of the Company's sales. According to the Company's Form 10-K for the fiscal year ended December 31, 2000, the Company's total assets were approximately $2.2 billion, the Company's net earnings were approximately $9.6 million and the Company's net operating revenues were approximately $1.3 billion. The Proposals relate only to the Hospital and not to all of the Company's hospitals. The Company has informed us that the total assets, net income and gross revenue of the Hospital do not exceed the foregoing economic limits.

Furthermore, the Proposals are not otherwise significantly related to the Company's business, because the Proposals do not involve social policy matters that are significantly related to the Company's business. The point is proven simply by showing that the Proposals do not involve social policy matters. While the Company acknowledges the importance of properly informing patients as to the cost of service and ensuring that its billing practices are not overly aggressive, the Proposals do not pertain to issues that possess social policy significance. The Proposals are clearly distinguishable from *Levenheim* (refusing to grant no action request involving a proposal relating to animal suffering); Halliburton Company (February 26, 2001) (refusing to grant no action request involving a proposal relating to the creation of a committee to investigate the company's involvement in forced labor or other human rights abuses in Burma) and Occidental Petroleum Corp. (March 6, 2000) (refusing to grant no action request involving a proposal relating to report on the company's prospects due to the U'wa tribe's threat of mass suicide if the company were to drill on the tribe's ancestral lands). While the foregoing relate to significant policy and social issues, the Proposals merely relate to disclosure methods and billing practices for its patients. Thus, the issue as to whether such social policy is significantly related to the Company's business cannot and need not be addressed. Therefore, the Proposals are not otherwise significant to the business of the Company.

Therefore, the Proposals may be omitted from the Proxy Materials on the basis that they are not significantly related to the Company's business under Rule 14a-8(i)(5) of the Exchange Act.

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[2] According to this rule, these figures must be based on the most recent fiscal year of the company.

* * *

For the foregoing reasons, the Proposals are excludable from the Proxy Materials on substantive grounds pursuant to Rules 14a-8(i)(4), 14a-8(i)(7) and 14a-8(i)(5) of the Exchange Act.

Conclusion

For each of the foregoing reasons, the Company believes that the Proposals may be omitted from the Proxy Materials. The Company respectfully requests the Staff to advise the Company that it will not recommend any enforcement action to the Commission if the Company omits the Proposals from the Proxy Materials.

Your prompt response to this letter is respectfully requested. Please contact Rachel Seifert at (615) 377-4491 at the Company, the undersigned at (212) 859-8136 or William Millis at (212) 859-8274, if you have any questions concerning this matter.

Very truly yours,

FRIED, FRANK, HARRIS, SHRIVER & JACOBSON

Fried, Frank, Harris, Shriver & Jacobson

By: Jeffrey Bagner
Jeffrey Bagner

Attachments

cc: Robert Allen (w/ attachments)
Rachel Seifert, Esq., Senior Vice President, Secretary and General Counsel (w/ attachments)

RECEIVED

NOV 1 9 2001

RACHEL SEIFERT

EXHIBIT A

November 17, 2001

Community Health Systems, Inc.
P.O. Box 217
155 Franklin Road, Suite 400
Brentwood, Tenn. 37027-4600

ATTN: Secretary of the Corporation, Rachel A. Seifert

RE: Stockholder Advance Notice of proposals and Business Matters to be heard and acted upon at the next Community Healthcare Systems (CHS) annual meeting.

1) This timely Notice is submitted in accordance with Section 13 of the CHS by-laws as shown in the CHS most recent 10K filing with the SEC that provides for any shareholder of the corporation to set forth matters that a stockholder proposes to bring before the next annual meeting, currently not specifically scheduled.

2) The name and address of the stockholder giving such notice is Robert Allen, P.O. Box 113, Roswell, N.M. 88202.

3) Shareholder owns 100 common shares of CHS held in an Ameritrade account.

4) There are no arrangements or understandings with other stockholders and/or any other persons in connection with such business proposals, although it is felt that such proposals will be beneficial to many other persons here in Roswell, New Mexico, particularly patients and those requiring medical services at Eastern New Mexico Medical Center, now owned by CHS.

5) The stockholder at this time intends to appear at the annual meeting to bring such business before the meeting, officers and directors of the corporation. Should conditions prevent such personal appearance the stockholder will notify the Secretary in a timely manner if a proxy will be required.

6. Specific proposals and matters to be discussed are as follows:

a. A proposal that ENMMC provide patients with a list, or public information, of all physicians and medical practicioners associated with the hospital and indicate on that list which doctors are Medicare approved, have agreed to accept Medicare assignments and which others, if any, health insurance plan they have Preferred Provider or any other arrangements with.

b. Patients should be informed prior to treatment who will perform their medical treatments and whether those persons are ENMMC salaried employees and/or persons acting as private or sub-contractors that will bill the patients separately from, and in addition to, the ENMMC bill for medical services. Too many patients complain that they are treated at ENMMC with the understanding that ENMMC is a Medicare approved facility that accepts Medicare assignments, as well as a Preferred provider for other health insurance plans, only to subsequently learn when they begin receiving bills from other doctors and labs that these other medical personnel are not Medicare approved, do not accept Medicare assignments and are not Preferred Providers under their individual health insurance plans. Patients should be provided with a list of all persons involved in their treatment at ENMMC and be advised in advance of the Medicare and health insurance affiliations of these medical personnel. Patients should have the right to decline the services of any physician or lab that is not Medicare approved and/or is not covered under their individual health insurance plans as a Preferred Provider.

c. It is proposed to abolish the practice of initiating radiation treatment on patients with one doctor (radiologist) who advises those patients he is a salaried employee of the hospital and assures them that the patient will not be billed separately his time or professional services and then subsequently replace that doctor with another, who unknown to the patient, and with no notice otherwise given to the patient (s) is not a salaried employee of ENMMC and subsequently bills separately for his/her services as a private doctor acting in some kind of contractual relationship with ENMMC.

d. It shall be proposed that current billing practices of ENMMC which often results in premature hair-trigger referrals to the Corporation collection agency at Corporate headquarters, thereby causing numerous nuisance phone calls and letters for charges legitimately in dispute, or balances that have not even as yet been billed to secondary health insurers, be revised so as to prevent someone sick and recuperating, often elderly and unknowledgeable of such matters, an opportunity to clarify, dispute or resolve these billing matters locally without the involvement of the Corporate collection agency and its questionable collection tactics in trying to collect what ENMMC has presented to them as an unpaid bill. While this is a quick fix for ENMMC billing it results in untold anguish and stress, often unnecessarily, for ENMMC patients struggling with serious health problems, often in a recuperative phase of their lives and/or nearing death, and trying desperately to understand and pay their medical bills while simultaneously receiving these multiple phone calls and lertters from our CHS collection agency. This is extremely poor public relations.

e. It shall also be proposed that the Corporate collection agency clearly identify themselves as as such and not lead people to believe they are not affiliated with CHS, and in the case of ENMMC that patients be informed that this is a collection agency acting on behalf of the ENMMC billing department and CHS. They should be told who they may contact directly at ENMMC, such as the business manager, John Somners, or whomever, to resolve such billing matters and/or disputes without further continual harrassment from this collection agency.

Sincerely,

Robert Allen

Robert Allen, P.O. Box 113, Roswell, N.M. 88202

EXHIBIT B

CHS

PLEASE RESPOND TO WRITER AT:

Direct Dial: 615/377-4491
FAX: 615/376-3447
E-mail: Rachel_Seifert@hq.chs.net

November 29, 2001

DONE

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED (7113757226900001018)

Mr. Robert Allen
P.O. Box 113
Roswell, NM 88202

RE: Deficiencies of Stockholder Proposal

Dear Mr. Allen:

Pursuant to Rule 14a-8(f) of the Securities Exchange Act of 1934 (the "Exchange Act"), I am writing this letter on behalf of Community Health Systems, Inc. (the "Company") in order to notify you of the several procedural and eligibility deficiencies of your letter (the "Proposal Letter"), dated November 17, 2001. If you do not adequately correct these deficiencies in a timely manner, the Company intends to exercise its right to exclude the proposals contained in the Proposal Letter from the Company's 2002 Proxy Statement (the "Proxy Statement"). The procedural deficiencies of the Proposal Letter are as follows:

1. Pursuant to Rule 14a-8(b) of the Exchange Act, you must submit to the Company a written statement from the record holder of your securities verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. I am assuming that Ameritrade is the holder of record of your securities, based on your statement in the Proposal Letter. The Proposal Letter was not accompanied by such a statement.

2. Pursuant to Rule 14a-8(b) of the Exchange Act, you must include your own written statement that you intend to continue to hold the securities through May 22, 2002, the date of the meeting of shareholders. This item was not included in the Proposal Letter.

3. Pursuant to Rule 14a-8(c) of the Exchange Act, you may submit no more than one proposal to the Company for a particular shareholders' meeting. The Proposal Letter contains more than one proposal.

4. Pursuant to Rule 14a-8(d) of the Exchange Act, the proposal, including any accompanying supporting statement, may not exceed 500 words. Your proposals and supporting language contained in the Proposal Letter exceed 500 words.

Your response must be postmarked, or transmitted electronically, no later than 14 days from the date that you receive this letter.

COMMUNITY HEALTH SYSTEMS, INC.

155 Franklin Road
Suite 400
Brentwood, TN
37027-4600
Tel: (615) 373-9600

P.O. Box 217
Brentwood, TN
37024-0217

G:\Legal\seifert\corre\Allen, Robert 11-29-01.doc

Mr. Robert Allen
November 29, 2001
Page 2

Please be advised I believe that even if you cure the Proposal Letter of the foregoing deficiencies in a timely manner, the Company would nonetheless be able to exclude your proposals from the Proxy Statement based upon Rule 14a-8(i) of the Exchange Act. This rule allows companies to exclude proposals from its proxy materials that have an improper purpose. Because I believe that your proposals have several improper purposes within the meaning of Rule 14a-8(i) of the Exchange Act, I intend to request the Securities and Exchange Commission to confirm that it will not recommend any enforcement action against the Company if the Company omits your proposals from the Proxy Statement. If the Securities and Exchange Commission confirms our position, the Company would exclude your proposals from the Proxy Statement.

In addition, if you seek to present your proposals at the Annual Meeting (rather than have it included in the Proxy Statement under Rule 14a-8 of the Exchange Act), your proposal will be ruled out of order by the Chairman of the Meeting. The Company would take this position, because your proposal has not been submitted in a timely manner in accordance with Section 13 of Article II of the Amended and Restated By-Laws of the Company. Under that provision, a proposal must be delivered to the Company not less than 45 or more than 75 days prior to April 10, 2002, the first anniversary of the date on which the Company first mailed its proxy materials for the 2001 annual meeting of stockholders.

If you have any questions, please do not hesitate to contact me.

Very truly yours,

Rachel A. Seifert
Senior Vice President and General Counsel

RAS:jsf

cc: Wayne T. Smith, Chairman, President and CEO ✓
Ron Shafer, CEO of Eastern New Mexico Medical Center ✓

G:\Legal\seifert\corre\Allen, Robert 11-29-01.doc

CHS

EXHIBIT C

r alden <rab2@rocketmail.com> on 12/04/2001 02:43:51 PM

To: Rachel_Seifert@hq.chs.net
cc:

Subject: Deficiencies of Stockholder Proposals

Ms. Seifert: Please specifically cite the proposals, or portions thereof, that you believe to have several improper purposes within the meaning of Rule 14a-8(i). How is an "improper purpose" defined within this Rule and is that a subjective judgement on someone's part such as yourself?

As I understand your last para re presenting proposals at the Annual Meeting those proposals must be submitted within the time frame of not less than 45 days from the April 10, 2002 date, which would be February 24, 2002 at the latest. Apparently the current proposals are more than 75 days from the April 10th date. Therefore they will need to be resubmitted within the above time frame in order not to be ruled out of order by the Chairman. Is this correct?

I'm sure all shareholders, officers and BOD's at CHS want Company policies that are fair to our patients and cannot be conceived as misleading or witholding of material facts that ultimately affect patients' bills and cause them unanticipated financial hardships. We are a fair and reputable Company that would not knowingly or willingly participate in any deceptive business practices. I'm sure we'd all concur with that.
Surely you are not construing that as an "improper purpose".

I request a list of current CHS shareholders. Please cite the SEC Rule pertaining to the release of this information.

Thank you.

Robert Allen

Cy: File

-----Original Message-----
From: Rachel_Seifert@chs.net [mailto:Rachel_Seifert@chs.net]
Sent: Thursday, December 13, 2001 2:35 PM
To: r alden
Subject: Re: Deficiencies of Stockholder Proposals

Mr. Allen:

Please be advised that your e-mail does not constitute a "response" under Rule 14a-8(f)(1) of the Securities Exchange Act of 1934.

With respect to your request for stockholder information, Rule 14a-7 provides that at the time of a request for the list of stockholders, you shall provide the Company with a statement by your nominee confirming your beneficial ownership of the Company's stock.

I previously advised you of your failure to confirm the requisite ownership of the Company's stock pertaining to the submission/inclusion of proposals to stockholders under Rule 14a-8(b).

Accordingly, I am not in a position to respond to your further inquiries.

Rachel A. Seifert
Senior Vice President & General Counsel
615/377-4491
615/376-3447 (facsimile)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 19, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Community Health Systems, Inc.
Incoming letter dated January 10, 2002

The proposals relate to a center owned by Community Health Services.

To the extent the proposals involve rule 14a-8 issues, there appears to be some basis for your view that Community Health Systems may exclude the proposals under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Community Health Systems' request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Community Health Systems omits the proposals from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Community Health Systems relies.

Sincerely,

Jonathan Ingram
Special Counsel